Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated.  Earnings consist of income from continuing operations plus fixed charges.  Fixed charges consist of interest expense, amortization of deferred financing costs and costs related to retiring certain debt early.  We have calculated the ratio of earnings to fixed charges by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges.

	Year Ended December 31,										Six Months Ended June 30,
	2010		2011		2012		2013		2014		2015
	(in thousands)
Income from continuing operations before income taxes	$58,436		$52,606		$120,698		$172,521		$221,349		$86,518
Interest expense	90,602		86,899		106,096		92,048		126,869		82,147
Income before fixed charges	$149,038		$139,505		$226,794		$264,569		$348,218		$168,665

Capitalized interest	$22		$139		$240		$190		$—		$423
Interest expense	90,602		86,899		106,096		92,048		126,869		82,147
Total fixed charges	$90,624		$87,038		$106,336		$92,238		$126,869		$82,570
Earnings / fixed charge coverage ratio	1.6	x	1.6	x	2.1	x	2.9	x	2.7	x	2.0	x